PB 3/10/15

15046547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

SEC FILE NUMBER
8-47739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs	New York	12866
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bertani (518) 886-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

PB 3/13/15

OATH OR AFFIRMATION

I, Shelley Luks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Lynn Shyptycki
Notary Public - NYS
Saratoga Co. #01SH4675911
Commission Expires 5/31/18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of earnings, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. ("the Partnership") at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Partnership's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash	$	7,550,157
Commissions receivable		2,723,293
Prepaid expenses		677,521
Total assets	$	10,950,971
Liabilities and partners' capital		
Other liabilities and accrued expenses	$	95,846
Due to Parent		4,008,541
Due to affiliates		102,104
Income tax payable		649,216
Total liabilities	$	4,855,707
Partners' capital		6,095,264
Total liabilities and partners' capital	$	10,950,971

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2014

Revenue	
Brokerage commissions	$ 24,026,476
Operating Expenses	
Administrative charges - affiliates	16,278,009
Licenses	1,102,155
Professional fees	68,704
	17,448,868
Pre-tax earnings	6,577,608
Provision for taxes	2,400,396
Net earnings	$ 4,177,212

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2014

	General Partner	Limited Partner	Total
Balance, December 31, 2013	$ 49,181	$ 4,868,871	$ 4,918,052
Net earnings	41,772	4,135,440	4,177,212
Distributions to Parent	(30,000)	(2,970,000)	(3,000,000)
Balance, December 31, 2014	$ 60,953	$ 6,034,311	$ 6,095,264

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities	
Net earnings	$ 4,177,212
Changes in operating assets and liabilities	
Commissions receivable	(1,418,034)
Prepaid expenses	(95,884)
Due from affiliates	809,895
Other liabilities and accrued expenses	9,197
Due to Parent	1,917,580
Due to affiliates	102,104
Income taxes payable	459,705
Net cash provided by operating activities	5,961,775
Cash flows from financing activities	
Distributions to Parent	(3,000,000)
Net cash used for financing activities	(3,000,000)
Net decrease in cash	2,961,775
Cash, beginning of year	4,588,382
Cash, end of year	$ 7,550,157

SUPPLEMENTAL DISCLOSURE

Cash payments for income taxes, net of refunds, were $1,940,691.

1. Description of Business

Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, and is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) that refers clients of affiliated companies to clearing U.S. brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions). The Partnership is scheduled to expire December 31, 2044. Further, the Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

GS Ayco Holding LLC (Parent) is the general partner of the Partnership and an indirect wholly-owned subsidiary of the Goldman Sachs Group, Inc. (Group Inc). The Ayco Company, L.P. is the limited partner of the Partnership.

2. Basis of Presentation and Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates
Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on the best available information but actual results could be materially different.

Cash
Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. The aggregate bank balances in excess of FDIC at these institutions were $7,050,157 at December 31, 2014.

Revenue Recognition
The Partnership earns brokerage commissions for placing insurance policies with insurance carriers and from placing business with clearing brokers. Brokerage commissions are earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

3. Amended and Restated Limited Partnership Agreement

Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4. Related-Party Transactions

The Partnership has significant transactions with related entities. These transactions have a significant impact on the Partnership's financial position, earnings and cash flows. Whether the terms of these transactions would have been the same had they been between non-related entities cannot be determined.

The Partnership, through relationships of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. The Partnership also refers clients of affiliated companies to clearing brokers and receives brokerage commissions. Total brokerage commissions earned through affiliated companies for the year ended December 31, 2014 aggregated $24,026,476.

The Partnership, which has no employees, is provided office space, facilities and operational and administrative support by the Parent and other affiliates, for which the Partnership was charged $16,278,009, of which $7,569,737 related to commissions expense. At December 31, 2014, amounts due to Parent for such services aggregated $4,008,541.

5. Net Capital Requirements

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

Effective July 1, 2003, the National Association of Securities Dealers (NASD) approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At December 31, 2014, the Partnership had net capital of $2,694,450, which was $2,370,736 in excess of its minimum required net capital of $323,714.

The Partnership claims exemption from Rule 15c3-3 (k)(1) of the SEC as the Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

6. Income Taxes

Provision for Income Taxes

The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. federal and various state and local income taxes on its earnings. The Partnership is included with Group, Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated/combined state and local tax returns.

The Partnership computes its tax liability on a modified separate company basis and settles such liability with Group, Inc. pursuant to the tax sharing policy. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group, Inc. pursuant to the tax sharing policy. The Partnership's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in "Provision for taxes" and income tax penalties under "Operating expenses".

The table below presents the components of the provision for taxes.

Current taxes:	
U.S. Federal	$ 2,249,699
State and local	150,697
Provision for taxes	$ 2,400,396

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax benefit of $55,025.

Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. At December 31, 2014, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

Unrecognized Tax Benefits
The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2014, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations
All years subsequent to and including 2008 for U.S. Federal, and 2007 for New York State and City, and 2004 or later years for all other states in which the Company files returns remain open to examination by the taxing authorities.

In January 2013, Group, Inc. was accepted into the Compliance Assurance Process program by the IRS. This program allows Group, Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year is the first year that Group, Inc. was examined under the program, and remains subject to post-filing review. Group, Inc. was also accepted into the program again for the 2014 and 2015 tax years.

7. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition through February 27, 2015 and determined that there were no material events or transactions that would require recognition or disclosure in these financial statements.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net capital		
Total partners' capital	$	6,095,264
Deductions		
Non-allowable assets – commissions receivable and prepaid expenses		(3,400,814)
Net capital	$	2,694,450
Aggregate indebtedness		
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	4,855,707
Total aggregate indebtedness	$	4,855,707
Percentage of aggregate indebtedness to net capital		180%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-
Computation of basic net capital		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	323,714
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	323,714
Excess net capital	$	2,370,736
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	2,208,879

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation and the corresponding computation in the unaudited Part IIA Focus Report of December 31, 2014 filed on January 23, 2015.

pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.

We have reviewed Mercer Allied Company, L.P.'s (the "Company") assertions, included in the accompanying Mercer Allied Company, L.P's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 except as described in its exemption report with respect to a client check received on August 26, 2014 made payable to Mercer Allied Company, L.P. that was held pending investigation and sent back to the client on August 29, 2014 for correction. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

MERCER ALLIED
COMPANY, L.P.
A Goldman Sachs Company

PO BOX 860 SARATOGA SPRINGS, NY 12866-0860
518/886-4000 FAX: 518/886-4444

Mercer Allied Company, L.P.'s Exemption Report

Mercer Allied Company, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 except as described below.

A client check received on August 26, 2014 made payable to Mercer Allied Company, L.P. was held pending investigation and sent back to the client on August 29, 2014 for correction.

Mercer Allied Company, L.P.

I, Shelley Luks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Shelley Luks
Vice President, Chief Financial Officer, Treasurer

February 27, 2015